

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2025

Jon Kemp
Chief Executive Officer
Qnity Electronics, Inc.
974 Centre Road
Building 735
Wilmington, Delaware 19805

> **Re: Qnity Electronics, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed April 24, 2025**
> **File No. 001-42619**

Dear Jon Kemp:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12B filed April 24, 2025

Our Company, page 1

1.   Please present the disclosure in this section in a more balanced manner. For example, expand the disclosure in this section to discuss that you expect to incur significant indebtedness in connection with the spin-off and the cash distribution to DuPont.

What are the reasons for the Spin-Off?, page 12

2.   Please expand the disclosure in this section and throughout your document to explain with greater specificity the reasons for the spin-off. Also, revise to clarify why you are undertaking this transaction now as opposed to any other time.

What are the U.S federal income tax consequences of the distribution to me?, page 17

3.   Please revise here and on page 119 to clarify that the condition that you receive an opinion from outside counsel is a waivable condition, if true.

An impairment of goodwill or intangible assets, page 33

4.   Please expand the disclosure in this risk factor to state the percentage of goodwill and intangible assets compared to your total assets.

Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts, page 43

5.   You disclose that certain of your directors and employees may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in more detail in an appropriate place in your registration statement.

Results of Operations, page 71

6.   Please revise your discussion in your Results of Operations section, including Segment Results, to quantify the factors responsible for changes in significant income statement line items, or segment profitability measures. In this regard, we note that your discussion of costs of sales indicates that cost of sales increased for the year ended December 31, 2024 primarily due to increased sales volume and partially offset by lower raw materials, logistics and energy costs. However, without quantification the reader is not able to understand the extent each factor contributed to the change, especially with the offsetting amounts. Similarly, your discussion of the changes in Segment Operating EBITDA for Semiconductor Technologies indicates that the increase in 2024 was primarily due to volume growth, the impact of higher production rates partially offset by higher employee compensation and select growth investments primarily within R&D. Please revise future filings to quantify the contribution of each factor, to the extent possible, in order to better understand the nature of the changes in these amounts.

Liquidity and Capital Resources, page 75

7.   Given the significance of your foreign operations, please amend your disclosures to quantify the amount of cash and cash equivalents held in foreign jurisdictions as of the most recent period end, and address the potential impact on your liquidity of holding cash outside the U.S.

Cash Flows Provided by Operating Activities, page 76

8.   Please provide a more informative discussion and analysis of the impact changes in working capital components had on cash flows from operating activities. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Estimates
Assessments of Long-Lived Assets and Goodwill, page 79

9.   Your footnote disclosure on page F-32 indicates the Interconnect Solutions reporting

unit was tested for impairment using the quantitative approach, and your disclosure in your Critical Accounting Estimates section indicates that for that reporting unit, the results indicated that the estimated fair values of the reporting units exceeded their respective carrying values. Please revise your disclosure to discuss whether the reporting unit is at risk of failing the quantitative impairment test or that the fair value of the reporting unit is substantially in excess of carrying value and are not at risk of failing. Additionally, we note that you used both cash flow model and market approaches in determining the fair value of your reporting units and you apply a weighting to the approaches to determine fair value. Please revise your disclosures to include the relative weighting used for each approach and how you determined such weighting was appropriate. Refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350.

Our Customers, page 92

10.	Please clarify whether you have contracts with your material customers and disclose, if applicable, the material terms of the contracts.

Our Relationship with DuPont Following the Distribution, page 111

11.	Please expand the disclosure in this section to discuss the material terms of the agreements, such as the duration of the agreements.

Exclusive Forum, page 131

12.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, also revise to state that there is uncertainty as to whether a court would enforce such provision, and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, also ensure that the exclusive forum provision in the governing documents states this clearly. Similarly revise the last risk factor on page 48.

Certain Relationships and Related Person Transactions, page F-30

13.	Please tell us why the disclosure in this section does not mention the Related Party Note Payable mentioned in Note 12 on page F-30.

Exhibits

14.	Please tell us why the exhibit index does not include the Legacy Liabilities Assignment and Assumption Agreement mentioned in the second paragraph on page

122.

15.   Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, such as material debt financing transactions.

General

16.   We note that your Information Statement includes a number of blanks. Please fill in these blanks with your next amendment or tell us why you are unable to do so and when you expect to have this information. We may have further comments when we have reviewed the additional disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Brian V. Breheny